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                                                                     Exhibit 2.6
                             ENVIRONMENTAL AGREEMENT

         THIS ENVIRONMENTAL AGREEMENT, dated as of May 7, 1997, by and between Varian Associates, Inc., a Delaware corporation ("Seller"), and Novellus Systems, Inc., a California corporation ("Buyer"), shall be effective as of the Closing Date (as defined in the Asset Purchase Agreement ("Asset Purchase Agreement"), dated as May 7, 1997, by and between Seller and Buyer) (the "Effective Date"). If the Asset Purchase Agreement shall terminate pursuant to
Section 12 thereof, this Agreement shall terminate concurrently with the termination of the Asset Purchase Agreement.

                                    RECITALS

         A. In accordance with the terms and conditions of the Assignment Agreement dated as of the Closing Date, by and between Seller and Buyer, Buyer will be the assignee of Seller's leasehold interest in the real property commonly referred to as Unit 8 and Unit 9 in Palo Alto, California (collectively, the "Former Seller Properties").

         B. Seller is willing to be responsible for certain Environmental Claims (as defined below) relating to the Former Seller Properties. The parties recognize that their mutual cooperation is necessary to accomplish the Seller Response Work (defined below) to be performed at the Former Seller Properties. Accordingly, under Sections 26.2 and 26.3 of the Asset Purchase Agreement, the parties agreed to execute and deliver to each other, among other agreements, this Environmental Agreement.

                      TERMS OF THE ENVIRONMENTAL AGREEMENT

         In consideration of the Recitals stated above and the mutual agreement and consideration set out below and in the Asset Purchase Agreement, the parties agree as follows;

                                    ARTICLE I
                                   DEFINITIONS

1. DEFINITIONS. Each of the capitalized defined terms in this Environmental Agreement shall have the following meanings or, if undefined in this Environmental Agreement, the meanings assigned to such terms in the Asset Purchase Agreement.

         "Action" means any claim, action, suit, audit, assessment or arbitration, or any proceeding or investigation, by or before any Governmental Authority.

         "Environmental Claims" means any and all Actions, claims, demands, demand letters, liens, notices of non-compliance or violation, consent orders or consent agreements (collectively, "Claims") including (i) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, treatment, response, remedial or other actions or damages pursuant to any applicable Environmental Laws, and (ii) any and all Claims by any third person seeking damages, contribution,



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indemnification, cost recovery, compensation or injunctive relief resulting from or arising from alleged injury or threat of injury to public health or safety or the environment.

         "Environmental Laws" means all laws, regulations, ordinances, codes, policies, Governmental Orders and consent decrees, and any judicial and administrative interpretations thereof, of Governmental Authorities, relating to pollution or protection of the environment, natural resources and public health and safety, including those relating to emissions, discharges, Releases or threatened Releases of Hazardous Material into the environment (including ambient air, surface water, groundwater or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Material. When used with respect to Buyer Indemnified Environmental Claims, Environmental Laws shall refer to Environmental Laws in effect as of the Effective Date or enacted or amended thereafter. Except as expressly provided elsewhere in this Agreement, when used with respect to Seller Indemnified Environmental Claims, Environmental Laws shall refer only to those Environmental Laws as amended and in effect on the Effective Date.

         "Environmental Permits" means a permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Laws.

         "Governmental Authority" means any federal or national, state, municipal or local government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, political subdivision, court, tribunal, official arbitrator or arbitral body, in each case whether domestic or foreign.

         "Governmental Order" means any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

         "Release" means any release (as defined under any Environmental Laws) of any Hazardous Material.

         "Seller Response Work" shall refer to all response actions (as defined under any Environmental Laws) and similar activities to be performed by Seller at any of the Former Seller Properties that (a) is required of Seller as part of any Seller Indemnified Environmental Claim or (b) that Seller otherwise elects to perform.

                                   ARTICLE II
                                INDEMNIFICATIONS

         2. INDEMNIFICATION BY SELLER. Except as otherwise limited by this
Article II, Seller shall indemnify, defend, protect and hold harmless Buyer (and Buyers Subsidiaries, and their respective officers, directors, shareholders, employees and agents) from and against any and all losses, costs, expenses. liabilities, obligations, claims, demands, causes of action, suits, settlements and judgments of every nature, including the costs and expenses associated therewith and reasonable attorneys', consultants' and witness fees incurred ("Buyer's Damages") resulting from any Environmental Claims arising from (a) any violation, or any alleged violation, before the Effective Date, of any Environmental Law, Environmental Permit or Governmental Order as a result of Seller's




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activities before the Effective Date at the Former Seller Properties, (b) the
presence, Release or threatened Release before the Effective Date, of any Hazardous Material in the soils, groundwater, surface water or air on, under, about or emanating from any of the Former Seller Properties, including to the extent that such Hazardous Material remains and/or migrates (except to the extent indemnified by Buyer in Section 3) after the Effective Date, (c) any disposal, transportation, or arranging for disposal prior to the Effective Date of Hazardous Material generated by Seller prior to the Effective Date (any such Environmental Claim referred to in this Section 2 is referred to elsewhere herein as "Seller Indemnified Environmental Claims").

         3. INDEMNIFICATION BY BUYER. Except as otherwise limited by this
Article II, Buyer shall indemnify, defend, protect and hold harmless Seller (and Seller's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) from and against any and all losses, costs, expenses, liabilities, obligations, claims, demands, causes of action, suits, settlements and judgments of every nature, including the costs and expenses associated therewith and reasonable attorneys', consultants' and witness fees incurred ("Seller's Damages") resulting from or related to Environmental Claims arising from (a) any violation or alleged violation, existing after the Effective Date, of any Environmental Law, Environmental Permit or Governmental Order as a result of any activities after the Effective Date at the Former Seller Properties, except to the extent caused by Seller's acts after the Effective Date, (b) any Release of Hazardous Materials, after the Effective Date, to the soils, groundwater, surface water or air on, under, about or emanating from any of the Former Seller Properties, except to the extent caused by Seller's acts after the Effective Date, (c) any disposal, transportation, or arranging for disposal after the Effective Date by Buyer of Hazardous Material generated at the Former Seller Properties, except to the extent caused by Seller's acts after the Effective Date, and (d) any movement after the Effective Date of any Hazardous Material present before the Effective Date or the exacerbation of any existing environmental condition, but only to the extent that either results from Buyer's or Buyer's agent's active negligent conduct (any such Environmental Claim referred to in this Section 3 is referred to elsewhere herein as a "Buyer Indemnified Environmental Claims").

         4. LIMITATIONS ON INDEMNIFICATION. (a) Notwithstanding any other provision of this Agreement, as between Buyer (and Buyer's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) and Seller, Seller's' obligations to Buyer (and Buyer's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) with respect to Seller Indemnified Environmental Claims, whether at law, in equity, pursuant to this Agreement or otherwise, shall not include the following matters, for which Buyer hereby forever relieves, releases and discharges the Seller (and Seller's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) and their successors and assigns from any and all liabilities, actions, Buyer's Damages, future claims and causes of action arising therefrom or related thereto: (i) any liability for or arising from asbestos, radon, lead paint or other building or construction materials that are lawfully present, or any lawfully used or stored Hazardous Material in, inside or on the improvements (including structures or equipment) located on the Former Seller Properties (except that this subsection shall not apply to any personal injury action relating to exposure to such substances prior to Effective Date);
(ii) any liability for diminution in property value of any of the Former Seller Properties (including lost profits and lost rent) caused by the presence of Hazardous Material in the soils, groundwater, surface water or air on, under, about or emanating from any of the properties owned, leased, used, possessed or operated by Seller or any of its subsidiaries; (iii) any liability for consequential damages (including lost profits and lost rent) relating to the presence of




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Hazardous Material in the soils, groundwater, or surface water on, under, about or emanating from any of the Former Seller Properties; or (iv) the performance of any Response Action (as defined in CERCLA, 42 U.S.C. Section 9601(25)), except as required by this Environmental Agreement or by any Governmental Orders.

              (b) Notwithstanding any other provision of this Agreement, as between Seller (and Seller's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) and Buyer, Buyer's obligations to Seller (and Seller's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) with respect to Buyer Indemnified Environmental Claims, whether at law, in equity, pursuant to this Agreement or otherwise, shall not include the following matters, for which Seller hereby forever relieves, releases and discharges the Buyer (and Buyer's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) and their successors and assigns from any and all liabilities, actions, Seller's Damages, future claims and causes of action arising therefrom or related thereto: any liability for consequential damages (including lost profits and lost rent) relating to the presence of Hazardous Material in the soils, groundwater, or surface water on, under, about or emanating from any of the Former Seller Properties, which Hazardous Materials were released after the Effective Date.

                                   ARTICLE III
                            EASEMENT GRANT AND ACCESS

         5. EASEMENT GRANT. Subject to all the terms of this Agreement, Buyer hereby grants a nonexclusive easement to the agents, employees, consultants, contractors, and subcontractors of Seller who are reasonably necessary to carry out Seller Response Work to enter upon and use the Former Seller Properties to carry out Seller Response Work. This nonexclusive easement will remain in effect for so long as any Seller Response Work remains to be performed. In the event that the parties believe that such work has been completed but the need or desire by Seller to perform additional Seller Response Work arises at a later date, the nonexclusive easement shall automatically revive and be in full force and effect within one week after notice is received by Buyer with respect to such matter.

         6. ACCESS. (a) Subject to the terms of this Agreement, Seller shall provide Buyer with at least forty-eight (48) hours notice of any entry of Seller onto the Former Seller Properties, unless shorter notice is required to comply with applicable Environmental Laws or due to an emergency. Buyer shall provide mutually agreeable, convenient and appropriate locations, and reasonable access to such locations, for Seller and its agents, consultants, contractors and subcontractors to place, maintain and store items necessary and appropriate for Seller Response Work under this Environmental Agreement. Entry shall be permitted during normal business hours, or at other times as is mutually agreeable. The parties agree that Seller shall have the right to use the locations presently used for installations made as part of any Seller Response Work and/or locations of Seller Response Work indicated on all work plans approved or not otherwise expressly objected to by Buyer. With respect to such locations, Buyer shall have the right to require Seller to relocate any items located there, provided that such relocation (unless otherwise required of Seller by applicable law) shall be (i) subject to prior approval by any Governmental Authority having jurisdiction over such matters (the "Relevant Agency"), to the extent such approval is required (such approval to be sought by Seller following reasonable notice by Buyer to Seller) and (ii) at Buyer's expense (including the costs of seeking approval by the Relevant Agency).






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         (b) In the event that Buyer reasonably determines that a portion of
Seller's performance of the Seller Response Work is creating an imminent and substantial endangerment to human health or the environment, or is likely to cause substantial interference with Buyer's operations, Buyer shall have the right to suspend immediately such portion of Seller Response Work under this Environmental Agreement. In the event that Seller requests that it be allowed to resume such work and Buyer does not agree within three (3) days, Buyer shall be required to go to dispute resolution as described in Section 13.8 of the Asset Purchase Agreement in order to continue the suspension of such work. Buyer shall proceed with all diligence to obtain an order continuing the suspension. In the event such an order is denied or Buyer does not proceed diligently to obtain such an order, Seller's rights to perform such work under the Environmental Agreement shall automatically revive. In the event that performance of such work was not creating an imminent and substantial endangerment to human health or the environment or is not likely to cause substantial interference with Buyer's operations, Seller shall have the right to seek through dispute resolution any and all damages associated with such suspension (subject to any limitations on such damages in Section 4).

                                   ARTICLE IV
                       PERFORMANCE OF SELLER RESPONSE WORK

         7. SITE COORDINATORS. Buyer and Seller shall each designate an individual to act as a Site Coordinator. The Site Coordinators shall be responsible and have authority for coordinating the activities of their respective companies during any Seller Response Work. Buyer's Site Coordinator or any other representative of Buyer shall have the right to be present during any Seller Response Work.

         8. DESCRIPTION OF WORK PERMITTED. Seller shall conduct Seller Response Work hereunder in accordance with various written work plans, except for such work that is of an emergency nature. Such work shall be deemed to include routine monitoring, repairs, supply and maintenance of those system that are specified in the work plans. Seller shall also have the right, subject to the notice provisions of Section 6, above, to take groundwater samples from, make groundwater elevation measurements in, and perform other tests in or in connection with existing wells on the Former Seller Properties from time to time in its discretion, whether or not such work is covered by a written work plan. Except as is otherwise required by a Governmental Authority with jurisdiction over such matters, Buyer shall have the right to prohibit the performance of any Seller Response Work that is not in accordance with an approved work plan and that would unreasonably interfere with Buyer's operations. Seller agrees to use reasonable efforts to schedule the work at a time reasonably convenient to Buyer.

         9. WORK PLAN REVIEW. Seller shall provide a work plan for each portion of the Seller Response Work to Buyer for Buyer's review as follows: (i) for any work plan that Seller is required to submit for approval to the Relevant Agency, such plan shall be provided to Buyer no later than the time such plan is submitted to the Relevant Agency, and (ii) for work plans that Seller is not required to submit for approval to any Relevant Agency, such plan shall be provided to Buyer at least two weeks prior to the performance of the work provided for in such plan. Buyer shall have the right to review such work plans and shall approve each such plan unless the location or other physical aspect (e.g., noise) of the Seller Response Work unreasonably interferes with the present or future operation of the Business. Buyer's review shall be conducted, and approval or questions or objections given to Seller, as quickly as possible so as not to delay any Seller Response Work, but in no event






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shall Buyer's time to comment on and approve a work plan exceed fifteen (15)
working days. Where Buyer fails to reply within fifteen (15) working days, such work plan shall be deemed approved. Approval of such work plan shall not be unreasonably witheld by Buyer. Any fine or penalty assessed against Seller for a delay in Seller Response Work under this Environmental Agreement, of which Buyer received prior notice, shall be the responsibility of Buyer to the extent caused by Buyer's unreasonable withholding of its approval of the applicable work plan. Buyer shall also have the right to comment to Seller with respect to any issue raised by the work plan for which approval of the Buyer is not required, but with no obligation on the part of Seller to agree with, or conform such work plan to, such comments.

         10. OTHER INFORMATION. Seller will provide to Buyer copies of (i) all data (i.e., scientific measurements of chemical concentrations, water levels, etc.) generated by Seller at the Former Seller Properties for the Seller Response Work, and (ii) third party claims received by Seller regarding Seller Response Work, and (iii) government agency violation notices, site audits, approvals and disapprovals of reports received by Seller for the Seller Response Work. Seller will provide Buyer with access to copies of reports and correspondence submitted to or received from Relevant Agencies with respect to environmental conditions at the Former Seller Properties or the status of the Seller Response Work. Seller shall have exclusive control of and sole discretion as to all recordkeeping, notifications, investigations, cleanup, removal, treatment or remediation related to Seller Indemnified Environmental Claims, including as to the work plans developed and implemented, the methods employed, the consultants and other agents retained and the optimal periods for discharging such responsibility.

         11. PROTECTION OF UTILITIES. All work to be performed during any Seller Response Work shall be performed in a manner to prevent unreasonable disruption in or interference with any utility service to the operations conducted at the Former Seller Properties. Seller will undertake all reasonable efforts to locate underground utilities shown on plans, drawings or specifications requested by and provided to Seller by Buyer or other information in its possession prior to the commencement of drilling.

         12. MAINTENANCE, RESTORATION OF FORMER SELLER PROPERTIES. Seller, its employees, agents, consultants, contractors, and subcontractors will adequately maintain all areas utilized in connection with the work contemplated under this Environmental Agreement during their period of use and will, thereafter, close, to the extent required by any Environmental Laws or Environmental Permits, all wells, tanks and sumps and other similar equipment at the Former Seller Properties that were installed by Seller during the course of the performance of Seller Response Work. Seller further agrees that, in Seller's performance of Seller Response Work, Seller will avoid causing damage to the Former Seller Properties, and upon completion of the Seller Response Work, Seller will restore any property that Seller, its employees, agents, consultants, contractors, and subcontractors have damaged to substantially the same condition as it existed prior to the commencement of such Seller Response Work.

         13. WASTE MATERIALS GENERATED DURING SELLER RESPONSE WORK. Waste materials required to be removed by Seller from the Former Seller Properties shall be handled and disposed of by Seller in accordance with all Environmental Laws. Seller will list itself as the generator of waste on both the hazardous waste manifest and any waste profile for use by the disposal facility. Seller will






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also list Buyer and/or other parties as is required by Environmental Laws or
Permits, but shall not do so without providing Buyer with at least one week notice prior to such listing.

         14. SECURITY PROVISIONS. All employees, agents, consultants, contractors, or subcontractors employed by Seller who perform work on the Former Seller Properties will comply with Buyer's reasonable security provisions, as well as reasonable requests of Buyer's security personnel.

         15. LIENS. Seller shall keep the Former Seller Properties free from any and all mechanics, materialmen and other liens arising out of any work or labor done, services performed or materials used or furnished for or in connection with any Seller Response Work performed by or on behalf of Seller hereunder. In the event that Seller does not within thirty (30) business days following the imposition of any such lien, cause the same to be released of record, Buyer shall have the right, but not the obligation, to cause the same to be released by such reasonable means as Buyer shall deem proper, including payment of the claim giving rise to such lien. All out of pocket costs, and expenses reasonably incurred by Buyer for such purpose (including attorneys' reasonable fees), shall be payable by Seller within forty-five (45) days of a demand therefor.

         16. POSTING OF NOTICES. Buyer and Seller each shall have the right at all times, subject to the reasonable approval of Buyer or Seller, as the case may be, to post and keep posted on the Former Seller Properties any notices permitted or required by law, or which they shall reasonably deem proper for the protection of their interests.

         17. INSURANCE. (a) Seller shall at all times throughout the performance of any Seller Response Work maintain commercial general liability insurance covering such work. Such policy shall include contractual liability insurance applying to Seller's indemnity obligations under this agreement. Such coverage shall have a minimum combined single limit of liability of a least Two Million Dollars ($2,000,000) per occurrence. Seller's general ability policy shall be endorsed to name Buyer as an additional insured (but only with respect to Buyer's interest in the Former Seller Properties), shall provide that such coverage shall be primary and that any insurance maintained by Buyer shall be excess insurance only and shall not be called upon to contribute to Seller's insurance policies. Seller waives the right of recovery against the Buyer for loss or damage within any deductible with respect to any insured claim. Seller shall deliver to Buyer certificates evidencing the existence and amount of such insurance. No such policies shall be cancelable or subject to reduction of coverage limits or other material modification except after thirty (30) days prior written notice to Buyer.

              (b) Buyer shall at all times throughout the period in which this agreement remains in effect, maintain commercial general liability insurance covering Buyer's indemnity obligations under this agreement in commercially reasonable amounts. Buyer's general liability policy shall be endorsed to name Seller as an additional insured (but only with respect to Seller's interest in the Former Seller Properties), shall provide that such coverage shall be primary and that any insurance maintained by Seller shall be excess insurance only and shall not be called upon to contribute to Buyer's insurance policies. Buyer waives the right of recovery against Seller for loss or damage within any deductible with respect to any insured claim. Buyer shall deliver to Seller certificates evidencing the existence and amount of such insurance. No such policies shall be cancelable or subject to reduction of coverage limits or other material modification except after thirty (30) days prior written notice to Seller.






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                                    ARTICLE V
                      ADDITIONAL RESPONSIBILITIES OF BUYER

         18. ADDITIONAL RESPONSIBILITIES OF BUYER. With respect to any required or proposed Seller Response Work performed by Seller hereunder, Buyer agrees as follows:

                 (a) MAINTENANCE OF FILES, ETC. Buyer shall use commercially reasonable efforts to maintain all files and documentation at Buyer relating to
(i) Hazardous Materials on or at the Former Seller Properties, (ii) building and site plans, drawings and specifications, (iii) plans, drawings and specifications relating to the location and nature of underground utilities, and
(iv) any Seller Response Work conducted by or required of Buyer on the Former Seller Properties, and shall make available or provide to Seller upon request copies of such files and documentation, except for privileged documents. Any copying of documents shall be paid for by Seller at Buyer's internal cost.

                 (b) RELOCATION OF INSTALLATIONS. In the event that Buyer determines to improve, repair or modify any of the Former Seller Properties (including redeveloping any of the Former Seller Properties, remodeling buildings, razing buildings, erecting new structures or changing land uses) and Buyer requests that Seller, or Seller otherwise is required as a result of such determination to, move, modify or replace wells, piping, treatment systems, monitoring systems and other equipment and instrument previously installed by Seller in connection with Environmental Claims, Seller shall have exclusive control of and sole discretion as to the taking of such actions, and shall take such actions within a reasonable time following approval by appropriate Governmental Authorities, provided that (i) Buyer shall reimburse Seller for the reasonable expenses and costs Seller bears as a result of taking such actions,
(ii) Seller will require that the contractor retained by Seller and approved by Buyer (which approval shall not be unreasonably withheld) to perform such work agree to be directly liable to Buyer to the extent (and as if) Buyer bad hired the contractor directly, and (iii) Seller shall not be liable to Buyer for, and Buyer hereby releases Seller from any liability that Seller otherwise would have had with respect to the performance of such work, and shall indemnify Seller from all Buyer's Damages incurred by Buyer in connection with such actions.

                 (c) BUYER COOPERATION. Buyer agrees to cooperate with and assist Seller in undertaking any of the activities covered by this Environmental Agreement so as to accomplish the Seller Response Work in a cost effective and reasonable manner. Buyer shall provide Seller with reasonable written notice of any construction at or alterations to the Former Seller Properties which may adversely affect such Seller Response Work. In the event that Seller requests Buyer's cooperation or assistance with the implementation of such activities, such cooperation or assistance shall be at Seller's sole cost and expense, except with respect to incidental costs and expenses, which shall be borne by Buyer. Among other things, Buyer will allow Seller, its agents, contractors and/or subcontractors to move any temporary structures, equipment, refuse or other materials from surface areas as Seller or its contractors deem reasonably necessary to implement such activities. Buyer agrees not to damage any structures or systems installed or implemented as part of Seller's cleanup, removal, treatment or remediation activities related to Seller Indemnified Claims. Buyer shall cooperate with governmental agencies to the extent reasonably necessary for Seller to perform the Seller Response Work.

                 (d) UTILITY SERVICES. Buyer shall provide reasonable access to Seller for such utility services (electricity, water, sewer, etc.) as Seller may reasonably require to conduct Seller






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Response Work. Seller shall pay all reasonable costs for connection to such utilities, and Buyer may charge Seller its direct cost for such utility services utilized by Seller (the amount thereof for metered utilities to be determined either by prior agreement or by metering, or if by neither of the foregoing then by reasonable allocation).

                 (e) USE OF PROPERTIES AND GROUNDWATER. Notwithstanding any other provision of this Agreement to the contrary, Buyer shall:

                 (i) not extract or use in any way the groundwater at the Former Seller Properties at any time, except as required by any Governmental Authority or as allowed by Seller; and

                 (ii) require any successors or assigns to Buyer's interest in the Former Seller Properties to abide by the covenants in this Section 18; and

                 (iii) if permitted by law and the Master Lease (as defined in the Sublease for Portion of Unit 9, Palo Alto, between Seller and Buyer), record against the Former Seller Properties with appropriate Governmental Authorities such deed restrictions as are reasonably requested by Seller in furtherance of this Section 18.

                 (f) USE OF TREATED GROUNDWATER. Buyer shall utilize for landscaping and other reasonable and appropriate uses (not including human consumption), to the, extent requested by Seller, treated groundwater which may result from Seller Response Work, to the extent but only if such use meets the requirements of applicable Environmental Laws or Environmental Permits and is acceptable to Relevant Agencies. Seller shall be responsible for the costs reasonably necessary to add such pipes and to make such modifications to existing piping. The manner and locations of such additional pipes and modifications to existing piping shall be reasonable and appropriate to accommodate such uses and shall be subject to the mutual agreement of the parties, not to be unreasonably withheld by either party.

                 (g) NOTICE OF RELEASES. If Buyer knows that Hazardous Materials have been released or are threatened to be released in, on, under or about the Property in violation of Environmental Laws, other than as previously consented to or known by Seller, Buyer shall as soon as possible (but in any event within twenty-four (24) hours) give written notice of such fact to Seller. Notice shall be given immediately if Buyer reasonably believes the Release or threatened Release (i) is likely to come in contact with sod or groundwater, (ii) is more than one pound by weight or (iii) cannot be cleaned up within 15 minutes. Buyer shall also as soon as possible (but in any event within twenty-four (24) hours) give Seller a copy of any statement, report. notice. claim, initial action or proceeding given to, or received from, any Governmental Authority or private party concerning the Release or threatened Release. Buyer acknowledges that it, and not Seller, is in charge of the Former Seller Properties for purposes of all reporting requirements arising on or after the Effective Date under any Environmental Laws.

             The reporting shall include at a minimum:

             a.   The exact location of the Release or threatened Release;

             b. The name of the person reporting the Release or the threatened Release;

             C. The Hazardous Material involved in the Release or threatened Release;






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             d.   An estimate of the quantity of Hazardous Materials involved;
                  and

             e. if known, the potential health hazards presented by the Hazardous Material involved in the Release or threatened Release.

                  (h) PERFORMANCE OF TESTING. Buyer shall provide reasonable advance written notice to Seller, which notice shall not be less than ten (10) working days (unless a shorter period is necessitated by legal or regulatory requirements, in which case notice shall be provided as much in advance as is reasonably practical), before performing or causing to be performed any Hazardous Material testing of the soils, groundwater or surface waters at or near the Former Seller Properties, including installation of soil borings or monitoring wells or testing of soils, groundwater or surface waters. Buyer shall promptly furnish Seller with a copy of all test results.

                  (i) INSPECTION. For so long as Seller is performing, intends to perform or may in the future be required to perform any Seller Response Work at any of the Former Seller Properties, Seller shall have the right to enter such Former Seller Properties during Buyer's business hours, upon forty-eight
(48) hours notice, for the purpose of inspecting the condition of the property and for verifying compliance with all applicable laws, including the employment of experts and consultants in connection therewith.

         19. SELLER'S ACCESS INDEMNITY. Seller shall indemnify, defend, protect and hold harmless Buyer (and Buyer's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) from and against any all losses, costs, expenses, liabilities, obligations, claims, demands, causes of action, suits, settlements and judgments of every nature, including the costs and expenses associated therewith and reasonable attorneys', consultants' and witness fees incurred ("Buyer's Damages") suffered or incurred by them arising out of or resulting directly or indirectly from any breach by Seller of any obligation of Seller set forth in Article IV or V or by any unlawful, negligent, wrongful or otherwise tortious act or omission of Seller or its agents, employees, consultants, contractors, or subcontractors in performing any Seller Response Work.

         20. BUYER'S ACCESS INDEMNITY. Buyer shall indemnify, defend, protect and hold harmless Seller (and Seller's Subsidiaries, and their respective officers, directors, shareholders, employees and agents) from and against any all losses, costs, expenses, liabilities, obligations, claims, demands, causes of action, suits, settlements and judgments of every nature, including the costs and expenses associated therewith and reasonable attorneys', consultants' and witness fees incurred ("Seller's Damages") suffered or incurred by them arising out of or resulting directly or indirectly from any breach of this Environmental Agreement by Buyer.

                                   ARTICLE VI
                               GENERAL PROVISIONS

         21. PROCEDURE FOR INDEMNIFICATION-THIRD PARTY CLAIMS. Promptly after receipt by an indemnified party under Section 2 or 3 or 19 or 20 of written notice of a claim or the commencement of any proceeding against it, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement thereof, but the failure to notify the indemnifying party shall not relieve it of any liability that it may have to any indemnified party except to the extent the indemnifying party demonstrates that the defense of such action is prejudiced thereby. In case any such proceeding shall be brought against an indemnified party and it shall give notice to the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish (unless the indemnifying party is also a party to such proceeding and the indemnified party determines in good faith that joint representation would be inappropriate) to assume the defense thereof without counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such unindemnified party under such Section for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case, subsequently incurred by such indemnified party in connection with the defense thereof. If an indemnifying party assumes the defense of such proceeding, (a) no compromise or settlement thereof may be affected by the indemnifying party without the indemnified party's reasonable consent unless (i) there is not finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party, and (b) the indemnifying party shall have no liability with respect to any compromise or settlement thereof effected without its consent. If notice is given to an indemnifying party of the commencement of any proceeding and it does not, within fifteen (15) business days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense thereof, the indemnifying party shall be bound by any determination made in such action or any compromise or settlement thereof effected by the indemnified party. Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a proceeding may adversely affect it or its affiliates, other than as a result of monetary damages, such indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such proceeding, but the indemnifying party shall not be bound by an determination of a proceeding so defended or any compromise or settlement thereof effected without its consent (which shall not be unreasonably withheld).

         22. NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by facsimile, or five (5) days after the date of mailing if mailed, by first class mail, registered or certified, postage prepaid. Notices shall be addressed as follows:

               To Seller at:       Varian Associates, Inc.
                                   3050 Hansen Way
                                   Palo Alto, California 94304-1000
                                   Attn: Chief Financial Officer
                                   Telecopy No.: (415) 424-5754
                                   Telephone No.: (415) 424-5230

               with a copy to:     Varian Associates, Inc.
                                   3050 Hansen Way
                                   Palo Alto, California 94304-1000
                                   Attn: General Counsel
                                   Telecopy No.: (415) 858-2018
                                   Telephone No.: (415) 424-5352

               To Buyer at:        Novellus Systems, Inc.
                                   3970 North First St.
                                   San Jose, CA 95134
                                   Attn:  Robert Smith
                                   Fax:   (408) 943-2277

with a copy to:                    Morrison & Foerster LLP
                                   755 Page Mill Road
                                   Palo Alto, CA 94304
                                   Attn:  Michael C. Phillips, Esq.
                                   Fax: (415) 494-0792

or to such other address as a party has designated by notice in writing to the other party in the manner provided by this Section.

         23. INTERPRETATION. When a reference is made in this Environmental Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Environmental Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings appearing at the beginning of several sections contained herein have been inserted for the convenience of the parties and shall not be used to determine the construction of interpretation of this Agreement.

         24. SEVERABILITY. If any provision of this Agreement is held to be unenforceable for any reasons, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

         25. SUCCESSORS AND PERMITTED ASSIGNS. This Environmental Agreement shall be binding upon and shall inure to the benefit of the parties to this Environmental Agreement and their successors and permitted assigns; provided, however, that this Environmental Agreement may not be assigned by Seller without Buyer's express written consent, which shall not be unreasonably withheld, provided that Seller shall remain liable for the full and proper performance of its obligations hereunder. Notwithstanding the foregoing, Seller may assign this Agreement in whole or in part and any of its rights or obligations hereunder to a wholly owned Subsidiary of Seller, provided that Seller shall remain liable for the full and proper performance of its obligations hereunder. Buyer shall have the right to assign this Environmental Agreement and the rights and obligations under this Environmental Agreement to a third party in connection with an assignment of all of its interests in and to one or more of the Former Seller Properties, or to any person acquiring a distinct line or division of the Business, provided that Buyer shall remain liable for the full and proper performance of their obligations hereunder. Buyer shall further require any party to whom Buyer subleases any of the Former Seller Properties to enter into and be bound by this Environmental Agreement or a similar access agreement acceptable to Seller.

         26. PARTIES. This Environmental Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

         27. MODIFICATIONS, WAIVER. This Agreement constitutes and contains the entire agreement of the parties and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof. This Agreement may only be amended by written instrument signed by the parties. No waiver of any of the provisions of this Environmental Agreement shall constitute or imply a subsequent waiver of the same or any other provision hereof, whether or not similar, nor shall any waiver constitute a continuing waiver, unless otherwise agreed in writing.

         28. NO OTHER REMEDIES. (i) The provisions of Sections 19 and 20 exclusively govern the matters specifically described therein; notwithstanding the foregoing, the provisions of Article II exclusively govern the matters specifically described therein. Any and all remedies herein expressly conferred upon a party hereby are deemed exclusive of any other remedy conferred hereby or by law or equity on such party. In particular, the remedies provided by Article II and Sections 19 and 20 shall be exclusive of any other rights or remedies available to a party against the other party, either at law or in equity, in relation to any breach, default or nonperformance of any representation, warranty, covenant, agreement or undertaking made or entered into by such other party pursuant to this Environmental Agreement, any agreement executed pursuant to this Environmental Agreement or the transactions contemplated hereby.

              (ii) No action for termination or rescission, or claiming repudiation, of this Environmental Agreement or any agreement executed pursuant to this Environmental Agreement may be brought or maintained by either party against the other following the Effective Date no matter how severe, grave or fundamental any such breach, default or nonperformance may be by one party. Accordingly, the parties hereby expressly waive and forego any and all rights they may possess to bring any such Action.

              (iii) Notwithstanding any other provision in this Environmental Agreement, Seller shall have no liability to Buyer for any consequential damages suffered or incurred by any Buyer (or any of Buyer's Subsidiaries, or their respective officers, directors, shareholders, employees and agents) (including consequential damages that may relate to Buyer Losses) that arise from or relate to any actions taken (or not taken) by any Seller (or any of Seller's Subsidiaries, or their respective officers, directors, shareholders, employees and agents) under or pursuant to this Environmental Agreement, other than Buyer's Damages arising from Seller's failure to perform such work (a) in compliance with all applicable laws, including Environmental Laws, Environmental Permits and Governmental Orders, or (b) in a manner to avoid causing the unreasonable interference with the Buyer's conduct of the Business.

              (iv) With regard to this Section 28 as well as Section 4, Buyer and Seller each acknowledge that it has read and is familiar with, and hereby waives the benefit of, the provisions of California Civil Code section 1542, which is set forth below:

              "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

         29. MUTUAL DRAFTING. This Environmental Agreement is the joint product of Buyer and Seller and each provision hereof has been subject to the mutual consultation, negotiation and agreement of Buyer and Seller and shall not be construed for or against any party hereto.

         30. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly to be performed in the State of California by California residents.

         31. DISPUTE RESOLUTION. Any dispute, controversy or claim between the parties relating to, arising out of or in connection with this Agreement (or any subsequent agreements or amendments thereto), including as to its existence, enforceability, validity, interpretation performance, breach or damages, including claims in tort, whether arising before or after the termination of this Agreement, shall be settled only by binding arbitration pursuant to the Commercial Arbitration Rules, as then amended and in effect, of the American Arbitration Association (the "Rules"), subject to the following:

         (a) The arbitration shall take place in Palo Alto, California.

         (b) There shall be three arbitrators, who shall be selected under the normal procedures prescribed in the Rules, except that one such arbitrator shall be a certified public accountant and one arbitrator (who shall chair the arbitration panel) shall be a member of the American Board of Trial Advocates or the American College of Trial Lawyers.

         (c) Subject to legal privileges, each party shall be entitled to discovery in accordance with the Federal Rules of Civil Procedure.

         (d) At the arbitration hearing, each party may make written and oral presentations to the arbitrator, present testimony and written evidence and examine witnesses.

         (e) The arbitrators' decision shall be in writing, shall be binding and final and may be entered and enforced in any court of competent jurisdiction.

         (f) No party shall be eligible to receive, and the arbitrators shall not have the authority to award, exemplary or punitive damages.

         (g) Each party to the arbitration shall pay one-half of the fees and expenses of the arbitrators and the American Arbitration Association.

         (h) The arbitrators shall not have the power to amend this Agreement.

         32. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which when taken together shall constitute one and the same instrument

         33. ENTIRE AGREEMENT. This Environmental Agreement, together with all Exhibits hereto, and the documents and instruments and other agreements among the parties delivered pursuant hereto, constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement and the Asset Purchase Agreement, among Seller and Buyer with respect to the Subject matter hereof and are not intended to confer upon any other Person any rights or remedies hereunder, except as otherwise expressly provided herein.

         34. RECORDATION OF ENVIRONMENTAL AGREEMENT OR MEMORANDUM. This Environmental Agreement, or a short form memorandum summarizing this Environmental Agreement, may be recorded by Seller, in its sole discretion. Upon termination of this Environmental Agreement, Seller shall, within a reasonable time, execute and record a termination notice canceling and removing the effect of such recordation for each such recording.

         35. TIME PERIODS. All time periods referred to herein are in calendar days unless otherwise indicated.

         36. INDEPENDENT PARTIES. Nothing in this Environmental Agreement shall be construed to create a relationship of employer and employee, partnership, principal and agent, joint venture or similar arrangement between Buyer and Seller, nor shall either party have responsibility for compliance by the other with applicable laws, regulations, or orders of governmental agencies, or for any other acts, errors or omissions of the other.

         IN WITNESS WHEREOF, Seller and Buyer have caused this Environmental Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                    VARIAN ASSOCIATES, INC.




                                    By:           Robert A. Lemos
                                       --------------------------------------
                                    Print Name:   Robert A. Lemos
                                               ------------------------------

                                    Print Title:  Vice President, Finance and
                                                -----------------------------
                                                  Chief Financial Officer



                                    NOVELLUS SYSTEMS, INC.



                                    By:           John Chenault
                                       --------------------------------------
                                    Print Name:   John Chenault
                                               ------------------------------
                                    Print Tide:   Executive Vice President,
                                               ------------------------------
                                                  Operations
                                               ------------------------------